

February 12, 2014

<u>Via E-mail</u>
Mr. Alan Schroering
Chief Financial Officer
Industrial Services of America, Inc.
7100 Grade Lane,
PO Box 32428
Louisville, Kentucky 40232

>   **RE: Industrial Services of America, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed April 1, 2013**
>   **Form 10-Q for the Period Ended September 30, 2013**
>   **Filed January 10, 2014**
>   **Response Letter Dated February 5, 2014**
>   **File No. 0-20979**

Dear Mr. Schroering:

We have reviewed your response letter dated February 5, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Financial Statements</u>

<u>Note 1 – Summary of Significant Accounting Policies, page F-8</u>

1.   We note your response to comment three from our letter dated December 27, 2013. You have described these factoring arrangements as an integral part of your financing; however, your financial statement and MD&A disclosures regarding these arrangements are rather limited. To provide greater transparency to investors regarding your factoring arrangements, please show us how you will revise your future filings to address the following:

- Enhance your liquidity disclosures in MD&A to describe your factoring arrangements, how they impact your financing needs, and quantify the amount of receivables sold during the periods presented;
- Revise your footnote disclosures to describe your accounting policies related to your factoring arrangements, including the fact that you account for receivables transferred under these agreements as sales of receivables;
- Disclose where you record your gain or loss on the sale of trade receivables in your statements of operations pursuant to ASC 860-20-25-1b;
- Disclose the aggregate amount of gains and losses on the sale of trade receivables in accordance with ASC 860-20-50-5; and
- Clarify how you have reflected the cash proceeds from your factoring arrangements in your statements of cash flows for each period presented through the most recent interim period.

Form 10-Q for the Period Ended September 30, 2013

Statements of Operations, page 5

2.   You recorded a gain on lawsuit settlement of $625,000 in the nine months ended September 30, 2013. We note your disclosure on page 16 that the settlement related to the cancellation of a non-compete agreement which had a balance of $144.7 million as of February 28, 2013. Since litigation is generally considered a normal cost of doing business, please explain to us why you excluded this gain from your operating loss before other income (expense). Please show us how you will revise your disclosures in future filings to clearly explain the nature of the litigation, including specifically what the legal dispute was about, how it arose, and the terms of the settlement arrangement. So that we may more clearly understand how this settlement resulted in a gain of $625,000, please also revise to quantify the consideration, if any, that you received in exchange for agreeing to cancel the non-compete agreement.

You may contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Erin K. Jaskot, Staff Attorney at (202) 551-3442, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Lisa Etheredge, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief